CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

September 29, 2009

Mr. Douglas Brown
Mr. Michael Karney
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 7 to Registration Statement on Form S-1
        File No. 333-151085
        Filed August 25, 2009

Gentlemen:

In response to your comment letter dated September 8, 2009, re Crater Mountain Resources, Inc. Amendment No. 7 to Registration Statement on Form S-1, filed August 25, 2009 we hereby respectfully submit the following:

Magellan Status as Potential Underwriter

The central issue presented in this filing is whether or not Magellan Global Fund, LLC is an “underwriter”, as that term is used in the Securities Act of 1933, because of its purchase of the Crater Mountain Resources Inc. restricted shares through a stock subscription agreement (a copy of which is attached hereto by reference and incorporated as though fully set forth herein) and its subsequent gifting of some of those shares to friends and family.

The first issue that we address is that Magellan Global Fund, LLC (“Magellan”) is not and has never been an underwriter.  The court of appeals has stated that “The term underwriter is not limited to its common definition, but rather is a word of art. An underwriter is one who purchases stock from the issuer with an intent to resell to the public.” Quinn and Company, Inc., and John Dornacker, Petitioners, v. Securities and Exchange Commission 452 F.2d 943 (1971).

In this matter Magellan did not resell the securities to the public but rather gifted the shares to friends and family.  We recognize that a “sale” is not synonymous with the receipt of cash value by the company or its agent, however, we do put forth the argument that no sale occurred because the Company did not receive any economic value from the gifting of shares.  Secretary Jonathan Katz of the Securities and Exchange Commission very eloquently stated the Commission’s interpretation when he stated as follows:

“Section 2(a) (3) of the Securities Act defines "sale" or "sell" to "include every contract of sale or disposition of a security or interest in a security, for value." The lack of monetary consideration for the shares does not mean that there was not a sale or offer for sale for purposes of Section 5. See, e.g., Capital General Corporation, 54 SEC Docket 1714, 1728-29 (July 23, 1993) (Capital General's "gifting" of securities constituted a sale because it was a disposition for value, the "value" arising "by virtue of the creation of a public market for the issuer's securities.") See also SEC v. Harwyn Industries Corp., 326 F. Supp. 943 (S.D.N.Y. 1971). Thus, a gift of stock is a "sale" within the meaning of the Securities Act when the purpose of the "gift" is to advance the donor's economic objectives rather than to make a gift for simple reasons of generosity.” In The Matter Of  Universalscience.Com, Inc. And Rene Perez, Respondents   SECURITIES ACT OF 1933, Release No. 7879 / August 8, 2000

In the present matter before the Commission, the donor of the securities, Magellan, gifted restricted shares to the recipients which remained restricted after the gift as can be seen by the “Acknowledgement and Receipt”, a copy of which is attached hereto and incorporated by reference as though fully set forth herein.  The recipients acknowledged the fact that they were receiving restricted stock and that it was not available for resale until their holding period expired.  Additionally, the Company, when it started this registration process one and one half years ago did not include and does not now include either Magellan’s shares, which it retained, or any of the gifted restricted shares, but rather, is seeking to register new shares.  Therefore, neither the Company nor Magellan was seeking to “to advance the donor’s economic objective.”  They were not given for the purpose of creating a public market for the shares or any other reason for “value.”  These shares were truly given with a donative intent, a means of saying thank you to the people who had stood by Magellan and supported its efforts.  Therefore, there was no resale of the shares and since Magellan purchased the shares with an intent to invest in the Registrant, Magellan can not now be considered an underwriter.

Furthermore, in further addressing the issue about whether Magellan Global Fund should be considered to be an underwriter, following is material copied out of the Louis Loss Treatise and explains the concept. Unless it engaged in a "distribution", Magellan Global Fund would not be considered to be an underwriter.  The term distribution is not defined in the statute or rules, but is generally deemed by the SEC to be synonymous with "public offering." In this case, there was not a public offering.  The shares were restricted securities when acquired by Magellan Global Fund and have remained restricted securities in the hands of the donees

“A person that purchases securities from an issuer with a view to investment, or with a view to reoffering them for investment to persons to whom the issuer might have sold them privately under the §4(2) exemption, is not an "underwriter." Nor is one an "underwriter" when on the issuer's behalf he or she sells securities to such persons for investment. In accordance with the second sentence of §2(a) (11), "issuer" as used here includes, of course, a control affiliate. That is to say, not all intermediaries between issuer (or control affiliate) and investors are "underwriters," even though they may be professional broker-dealers. See, e.g., Sec. Act Rel. 4552 (1962), reprinted in 1 Fed. Sec. L. Rep. (CCH) ¶2770. There must be a contemplated "distribution" --a term the Commission regards as more or less synonymous with "public offering." See e.g., H.R. Rep. No. 1838, 73d Cong., 2d Sess. 41 (1934); Oklahoma-Texas Trust, 2 SEC 764, 769 (1937), aff'd sub nom. Oklahoma-Texas Trust v. SEC, 100 F.2d 888 (10th Cir. 1939; Gilligan, Will & Co. v. SEC, 267 F.2d 461 (2d Cir. 1959), cert. denied, 361 U.S. 896; Woolf v. S.D. Cohn & Co., 515 F.2d 591, 613 (5th Cir. 1975), vacated on other grounds, 426 U.S. 944 (1976); Ackerberg v. Johnson, 892 F.2d 1328, 1337 (8th Cir. 1989), quoting the text; Neuwirth Inv. Fund, Ltd. v. Swanton, 422 F. Supp. 1187, 1194-1195 (S.D.N Y 1975).”

Additionally, because of the Commission’s view of the transaction and comments from previous filings,  the Registrant requested and Magellan agreed to rescind all gifts and transfers of the restricted shares.  This was accomplished in May of this year and noted in the Amendment # 6.

For these reasons and those stated above, Magellan should not be considered an Underwritter.

Regulation D, Rule 502(d)

Therefore, assuming that Magellan is not an underwriter of any type, the exemption provided by Regulation D still applies because the Company fully complied with the requirements of Rule 502(d) which are as follows:

“d. Limitations on resale. Except as provided in Rule 504(b) (1), securities acquired in a transaction under Regulation D shall have the status of securities acquired in a transaction under section 4(2) of the Act and cannot be resold without registration under the Act or an exemption there from. The issuer shall exercise reasonable care to assure that the purchasers of the securities are not underwriters within the meaning of section 2(a) (11) of the Act, which reasonable care may be demonstrated by the following:

1.	Reasonable inquiry to determine if the purchaser is acquiring the securities for himself or for other persons;

2.
Written disclosure to each purchaser prior to sale that the securities have not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; and

3.
Placement of a legend on the certificate or other document that evidences the securities stating that the securities have not been registered under the Act and setting forth or referring to the restrictions on transferability and sale of the securities.

While taking these actions will establish the requisite reasonable care, it is not the exclusive method to demonstrate such care. Other actions by the issuer may satisfy this provision. In addition, Rule 502(b) 2(vii) requires the delivery of written disclosure of the limitations on resale to investors in certain instances.”

The company complied with each and every requirement of Rule 502(d); (1) it had Magellan fill out an investor questionnaire, attached hereto and incorporated herein by this reference, which specifically asked if the company was purchasing the shares for itself,  and Magellan replied in the affirmative; (2) The Company in its subscription agreement (attached hereto) expressly disclosed “that the securities had not been registered under the Act and, therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available” (Subscription Agreement pages 3 and 7); (3) the Company specifically informed Magellan that when its certificate was issued it would be issued with the required restrictive legends (Subscription Agreement page 7).

With the above information in hand, it is clear that the Registrant complied with the requirements of Rule 502(d) and the exemption applies.

Should you have any other comments please contact the Registrant’s attorney at your earliest convenience.

Very truly yours,

/s/ Roger Renken

Roger Renken,
President and Chief Executive Officer
Crater Mountain Resources, Inc.

SUBSCRIPTION DOCUMENTS

Accredited Investor Questionnaire / Subscription Agreement

Mr. Roger Renken
Chief Executive Officer
Crater Mountain Resources
4666 Mission Avenue
San Diego, California 92116

Dear Mr. Renken:

The information contained herein is being furnished to you in order to assist you in determining whether the undersigned’s subscription to acquire restricted shares of stock, of Crater Mountain Resources, Inc., a Nevada corporation, may be accepted by you pursuant to the Securities Act of 1933, as amended, and the securities laws of the undersigned’s state or country of residence.  The undersigned understands that (i) you will rely upon the following information for purposes of making such determination; and (ii) this Questionnaire is not an offer of the common stock or any other securities to the undersigned.

I.  INFORMATION REQUIRED OF EACH PROSPECTIVE INVESTOR
    (Attach additional  pages if necessary to fully answer any questions).

1.	Prospective Investor's Name(s):
Magellan Global Fund, LP

2.	Principal Residence Address:
12707 High Bluff Drive, Suite 140, San Diego, CA. 92130

3.	Telephone Number:
(619) 819-7595

4.	Mailing Address:
Same

5.	Social Security Number or Taxpayer I.D. Number:
20-8284165

6.	CHECK LEGAL FORM OF OWNERSHIP AND COMPLETE A, B, C, D or E below:
____ Individual
_X__ Partnership (attach copy of the Partnership Agreement)
____ Corporation (attach a certified copy of the Corporation's Articles of Incorporation and a certified copy of the resolutions authorizing the officer to sign on the Corporation's behalf)
____ Trust (attach a copy of the Trust Agreement or other authorization)
____ Other

(A)           IF AN INDIVIDUAL

Age(s):
Occupation(s) or Profession(s):
Name of Employer(s):
Business Address(es):
Business Telephone:
        Business Facsimile:
(B)           IF A PARTNERSHIP

Year Formed:  2006

Number of Partners:   2

Name of General Partner(s) signing for the Partnership:  Orinda Advisors, LLC

Address: 12707 High Bluff Dr., Suite 140 San Diego, Ca 92130

Telephone: (619) 819-7595

                Facsimile:  (619) 839-3177

Are there any Limited Partners?  Yes:  X    No:

Principal Business of the Partnership:  Alternative Investments

(C)           IF A CORPORATION

Date Incorporated:
State of Incorporation:
Name of President:
Name of Authorized Officer:
Title of Authorized Officer:
Principal Business of the Corporation:
Address:
Telephone Number:

(D)           IF A TRUST

Name of Trustee(s) Signing for the Trust:
Address:
Telephone Number:
Names of Any Other Trustees:
Date Trust Formed:
State:
Is Trust Revocable?  Yes:   ___  No:  ___

(E)	IF ANY OTHER ENTITY (Please attach to the Questionnaire evidence of entity's existence and authority to enter into this transaction.)

Type of  Entity
Year Formed:
State:
Principals:

THE SHARES OF STOCK THAT MAY BE ACQUIRED HERBY HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY, AND NO SUCH GOVERNMENT ENTITY HAS APPROVED THE SUITABILITY OF THE STOCKFOR INVESTMENT PURPOSES.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK, INCLUDING BUSINESS, TAX, AND ECONOMIC RISKS AND THE RISKS OF ILLIQUIDITY AND LIMITS ON TRANSFERABILITY OF SPECIAL WARRANTS AND THE  STOCK

SUBSCRIPTION AGREEMENT

By the execution of this Subscription Agreement, the undersigned hereby subscribes for 30,000,000 shares of the Company’s Common Stock at $ .001 per share (the “Common Shares”) of Crater Mountain Resources, In., a Nevada corporation (the "Company").

1.           To induce the Company to accept this subscription, the undersigned agrees that, within 10 days after receipt of a written request from the Company, the undersigned will provide such information and will execute and deliver such documents as may be necessary to comply with any and all laws and ordinances to which the Company is subject.

2.           The undersigned represents and warrants to the Company that the undersigned is an “accredited investor” within the meaning of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), because one or more of the following statements (indicated by a check marked in the box opposite such statement) are true and correct with respect to the undersigned:

[ ]	(i)	The undersigned is a natural person whose individual net worth, or joint net worth with his or her spouse, exceeds $1,000,000.

[ ]	(ii)
The undersigned is a natural person who had an individual income in excess of $200,000, or $300,000 jointly with his or her spouse, in both of the past two years and who reasonably expects an income in excess of $200,000, if an individual, or $300,000 if jointly with his or her spouse, in the current year.

[ x ]	(iii)	The undersigned is an institution that qualifies as an "accredited investor," as defined in Schedule I attached hereto.

[ ]	(iv)	The undersigned is a director or executive officer of the Company.

[ ]	(v)
The undersigned is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

[ ]	(vi)	The undersigned is an entity in which all of the equity owners meet the criteria set forth under either (i), (ii), (iii), (iv), or (v) above.

3.           The undersigned further represents and warrants to the Company as follows:

(a)           All information heretofore provided by the undersigned to the Company in connection with the offering of the Shares is true, complete, and correct in all respects as of the date hereof.
(b)           No representations or warranties have been made to the undersigned by the Company or any officer, employee, shareholder, or representative of the Company, and in entering into this transaction the undersigned is not relying on any representation or warranty of any person;

(c)           The undersigned received or had access to all information that she/he, or it considers necessary or advisable to enable her/him, or it to make an informed decision concerning the Stock, and the undersigned has had an opportunity to ask questions of and receive answers from the Company or its designated representative concerning the terms and conditions of this investment, and all such questions, if any, have been answered to the full satisfaction of the undersigned;

(d)           The address set forth above in the Qualified Purchaser Questionnaire is the true and correct residence of the undersigned and he, she, or it has no present intention to become a resident of any other state or jurisdiction;

(e)           The undersigned understands that the  shares have not been registered for public sale under the Securities Act or the securities laws of any state or county, and further understands that the  Stock have not been approved or disapproved by the Securities and Exchange Commission or any other federal or state agency or any foreign agency;

(f)           The undersigned (if an individual) has adequate means of providing for his or her current needs and possible personal contingencies and he or she has no need for liquidity of his or her investment in the Stock;

(g)           The undersigned has business or financial experience (or has retained the services of a professional advisor who is not affiliated with or compensated by the Company who has the requisite business or financial experience) such that the undersigned is capable of protecting his or her own interests in connection with the proposed purchase of Stock;

(h)           The undersigned is acquiring the Stock for his, her, or its own account for investment purposes only and not with a present view to resell or distribute it, in whole or in part; and

(i)           The undersigned is aware of and fully understands each of the following:

(i)	The Shares that will be acquired are a speculative investment and involve a substantial degree of risk that would result in the loss of his, her, or its entire investment in the Company;
(ii)
The Stock will not be, and investors in the Company have no rights to require that the Stock be registered under the Securities Act. There is not a public market for the Stock, and it is unlikely that any public market for the Shares will develop, the undersigned will not be able to avail himself, herself, or itself of the provisions of Rule 144 adopted by the Securities and Exchange Commission to dispose of the Stock, and, unless registered or an exemption from registration is available, the Stock must be held for an indefinite period of time and the undersigned must bear the economic risk of the investment for such period.  Accordingly, it may not be possible for the undersigned to liquidate his, her, or its investment in the Company; and

(iii)
The certificates representing the Stock that may be acquired upon exercise thereof will bear the following legend on the obverse and/or reverse side thereof setting forth the restrictions and any other restrictions imposed by contract or applicable law:

''THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.''

4.           The undersigned acknowledges that he/she, or it understands the meaning and legal consequences of the representations and warranties contained in Paragraphs 2 and 3 above, and that the Company and its officers, managers, employees, and agents have relied upon such representations and warranties, and he, she, or it hereby agrees to indemnify and hold harmless the Company and its officers, managers, employees, and agents from and against any and all loss, damage, or liability due to or arising out of a breach of any representation or warranty of the undersigned contained in this Subscription Agreement.

5.           Notwithstanding any of the representations, warranties, covenants, acknowledgments, or agreements made herein by the undersigned, the undersigned does not hereby or in any other manner waive any rights granted to him, her, or it under the United States federal or state securities laws.

6.           All representations, warranties, covenants, acknowledgments, and agreements contained in this Subscription Agreement, and the indemnification contained in Section 4 above, shall survive the acceptance of this Subscription Agreement by the Company.

7.           The undersigned understands that this Subscription Agreement is not binding until the Company accepts it by executing this Subscription Agreement in the space provided below.  The Company may elect to either accept or reject this Subscription Agreement in its sole and absolute discretion.

8.           The undersigned understands that, prior to acceptance by the Company of this Subscription Agreement, the undersigned has the right to withdraw and cancel this Subscription Agreement without penalty or obligation.

9.           This Subscription Agreement is not transferable or assignable by the undersigned.

10.         THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO THE CHOICE OR CONFLICT OF LAWS RULES THEREOF OR OF ANY OTHER STATE.  VENUE FOR ANY ACTION BROUGHT HEREUNDER SHALL BE PROPER ONLY IN SACRAMENTO COUNTY, CALIFORNIA.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 8th day of May, 2007.

SUBSCRIBER:   [INDIVIDUALS]

/s/ Harry J. Orfanos
____________________________________
Signature of Subscriber

Harry J. Orfanos _______________________
Printed or Typed Name

____________________________________
1Signature of Spouse

____________________________________
Printed or Typed Name

[ALL OTHER ENTITIES]

Name of Entity:

Magellan Global Fund L.P.

___________________________________
Signature of Authorized Person

____________________________________
Printed or Typed Name

ACCEPTED this 8th day of May, 2007.

CRATER MOUNTAIN RESOURCES, INC.

By:  __/s/ Roger Renken__________________
        Roger Renken,
        Chief Executive Officer

Method of Payment:

Payment for the Stock shall be made by bank wire transfer, or bank draft (without deduction of bank service charges or otherwise) payable to “Crater Mountain Resources, Inc.”  The entire subscription price for all Subscribed Shares must be paid at the time of subscription.

 1           Signature of spouse required only if subscriber or spouse is currently residing in one of the following states:  Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington, or Wisconsin.

SCHEDULE I
Institutional Accredited Investors

The following institutions constitute "accredited investors" for purposes of Paragraph 2(iii) of the Subscription Agreement:

(1)           Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; any insurance Company as defined in Section 2(13) of the Securities Act; any investment Company registered under the Investment Company Act of 1940 or a business development Company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Investment Act of 1958, as amended; any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance Company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)           Any private business development Company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; or

(3)           Any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts or similar business trust, or Company, not formed for the specific purpose of acquiring the Common Shares, with total assets in excess of $5,000,000.